Filed Pursuant to Rule 433

Registration No. 333-283633

October 6, 2025

U.S.$350,000,000

TransCanada PipeLines Limited

6.250% Junior Subordinated Notes due 2085

Issuer:	TransCanada PipeLines Limited

Principal Amount:	U.S.$350,000,000 (plus up to an additional U.S.$25,000,000 if the Underwriters exercise their option to purchase additional Subordinated Notes to cover over-allotments, if any)

Maturity Date:	November 1, 2085

Interest Payment Dates:	Interest on the Subordinated Notes will be payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing on February 1, 2026 (subject to deferral as described under “Optional Interest Deferral”).

Coupon:	6.250%

Optional Interest Deferral:	Maximum of 10 consecutive years per deferral.

Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than a quarter, on the basis of the actual number of days elapsed per 30-day month.

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Price to Public:	U.S.$25.00 per Subordinated Note plus accrued interest, if any, from October 9, 2025 to the date of delivery.

Underwriting Commission:	An underwriting commission of U.S.$0.7875 per Subordinated Note sold in this offering will be paid by the Issuer to the Underwriters. However, the commission will be U.S.$0.25 per Subordinated Note for sales to institutions.

Optional Redemption:	The Issuer may, at its option, redeem the Subordinated Notes in whole at any time or in part from time to time, on or after November 1, 2030 at a redemption price per U.S.$25.00 principal amount of the Subordinated Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption for Tax Event or Rating Event:	Prior to November 1, 2030, upon or following the occurrence of, a Rating Event or a Tax Event (each as defined in the preliminary prospectus supplement), the Issuer may redeem all (but not less than all) of the Subordinated Notes at a redemption price per U.S.$25.00 principal amount of the Subordinated Notes equal to 100% of the principal amount thereof (in the case of a Tax Event) and 102% of the principal amount thereof (in the case of a Rating Event), in each case, together with accrued and unpaid interest to but excluding the date fixed for redemption.

Ranking:	The Subordinated Notes will be the Issuer’s unsecured obligations and will rank junior and subordinate in right of payment to the prior payment in full of the Issuer’s existing and future Senior Indebtedness (as defined in the preliminary prospectus supplement). The Subordinated Notes will rank equal in right of payment with the Issuer’s Junior Subordinated Notes due 2056, the Issuer’s Junior Subordinated Notes due 2065, the Issuer’s Junior Subordinated Notes due 2067 and any of the Issuer’s future unsecured indebtedness if the terms of such indebtedness provide that it ranks equal with the Subordinated Notes in right of payment. In addition, the Subordinated Notes will be structurally subordinated to all existing and future indebtedness and other liabilities of the Issuer’s subsidiaries, which are distinct legal entities having no obligation to pay any amounts in respect of the Subordinated Notes or to make funds available for such purpose. The Subordinated Notes will be effectively subordinated in right of payment to any secured obligations the Issuer may incur as the holders of any such secured obligations would have claims with respect to the assets constituting collateral for such obligations that are prior to claims under the Subordinated Notes. The Subordinated Notes will rank senior to the Issuer’s common shares as to the distribution of the Issuer’s assets in the event of the Issuer’s bankruptcy or insolvency.

Trade Date:	October 6, 2025

Expected Settlement Date:

October 9, 2025 (T+3)

It is expected that delivery of the Subordinated Notes will be made against payment therefor on or about October 9, 2025, which is three business days following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Subordinated Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Subordinated Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Subordinated Notes who wish to trade their Subordinated Notes on any date prior to one business day before delivery should consult their own advisor.

Anticipated Security Ratings:*	Moody’s Baa3; S&P BBB-; Fitch BBB-

Expected Listing:	NYSE

CUSIP:	893526681

ISIN:	US8935266812

Denominations:	U.S.$25.00 and integral multiples thereof

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at +1 (866) 718-1649, BofA Securities, Inc. toll free at +1 (800) 294-1322, J.P. Morgan Securities LLC collect at +1 (212) 834-4533, RBC Capital Markets, LLC toll free at +1 (866) 375-6829 or Wells Fargo Securities, LLC toll free at +1 (800) 645-3751.